Sub item 77C

Western Asset Premier Bond Fund (WEA)

     A Special Meeting of holders of the Fund's Series M Taxable Auction Market Preferred Shares and Series W Taxable Auction Market Preferred Shares was held at 100 International Drive, Baltimore, Maryland, on April 30, 2014 at 8:30 a.m., Eastern time (the "Meeting"), to consider and approve amendments to the Fund's Bylaws that authorize the Fund to borrow money under the conditions set forth in the proposed amendment and (ii) change the definition of the term "Lien" to exclude liens related to such borrowings.
 Each proposal was approved by a vote of 2,606 shares voting "for" the proposal with no votes against or abstaining (a total of 90.486% of outstanding shares voting to approve).